Press Release
For Immediate Release
For Details Contact:                             40W267 Keslinger Road
Edward J. Richardson        Kathleen S. Dvorak            PO BOX 393
Chairman and CEO        EVP & CFO                LaFox, IL 60147-0393 USA
Phone: (630) 208-2340        (630) 208-2208                (630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS SECOND QUARTER FISCAL 2015 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, January 7, 2015: Richardson Electronics, Ltd. (NASDAQ: RELL), today reported sales and earnings for its second quarter ended November 29, 2014. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.
Net sales for the second quarter of fiscal 2015 were $33.8 million, a 4.5% decrease compared to net sales of $35.4 million in the prior year. Sales for the Company's EDG business increased 2.4% while sales for Canvys and Richardson Healthcare ("Healthcare") were down 22.2% and 31.7%, respectively, compared to the prior year's same quarter. Gross margin decreased to $10.5 million, or 30.9% of net sales during the second quarter of fiscal 2015, compared to $11.0 million, or 31.1% of net sales during the second quarter of fiscal 2014. Operating expenses were $12.6 million for the second quarter of fiscal 2015, compared to $10.5 million for the second quarter of fiscal 2014. The operating expenses for the second quarter include $1.0 million related to the Company's IT implementation as well as investments of $1.1 million in its engineered solutions and healthcare growth initiatives. Operating loss for the second quarter of fiscal 2015 was $2.2 million, compared to operating income for the second quarter of fiscal 2014 of $0.5 million.
Loss from continuing operations for the second quarter of fiscal 2015 was $1.1 million, compared to income from continuing operations of $0.6 million, or $0.04 per diluted common share during the second quarter of fiscal 2014.
“During the second quarter, we made tremendous progress with both our IT implementation and our growth initiatives,” said Edward J. Richardson, Chairman, Chief Executive Officer and President. "We officially introduced Richardson Healthcare in November with the launch of our new website www.rellhealthcare.com. We added critical resources to our sales and engineering teams to ensure we can execute on our strategy to deliver engineered solutions in both Healthcare and EDG. We also made significant investments to support the implementation of our IT system."

“Our third quarter sales should again be in the range of $34 to $36 million. While we are not satisfied with our current results, we believe our strategy is solid and will provide sustainable long-term growth. We are proud of the commitment our employees have made to ensure our long-term goals are achieved,” said Mr. Richardson.

FINANCIAL SUMMARY ─ THREE MONTHS ENDED NOVEMBER 29, 2014

•	Net sales for the second quarter of fiscal 2015 were $33.8 million, a decrease of 4.5%, compared to net sales of $35.4 million during the second quarter of fiscal 2014.

•	Gross margin decreased to 30.9% during the second quarter of fiscal 2015, compared to 31.1% from the second quarter of fiscal 2014.

•
Selling, general, and administrative expenses increased to $12.6 million, or 37.3% of net sales for the second quarter of fiscal 2015, compared to $10.5 million for the second quarter of fiscal 2014, or 29.6% of net sales.

•	Operating loss during the second quarter of fiscal 2015 was $2.2 million, compared to operating income of $0.5 million, or 1.5% of net sales, during the second quarter of fiscal 2014.

•
Loss from continuing operations during the second quarter of fiscal 2015 was $1.1 million, compared to income from continuing operations during the second quarter of fiscal 2014 of $0.6 million, or $0.04 per diluted common share.

•
Income from discontinued operations during the second quarter of fiscal 2015 was $0.1 million, or $0.01 per diluted common share, compared to loss from discontinued operations during the second quarter of fiscal 2014 of $0.1 million.

•	Net loss during the second quarter of fiscal 2015 was $1.1 million, compared to net income of $0.5 million, or $0.03 per diluted common share, during the second quarter of fiscal 2014.

FINANCIAL SUMMARY – SIX MONTHS ENDED NOVEMBER 29, 2014

•	Net sales for the first six months of fiscal 2015 were $68.5 million, a decrease of 1.7%, compared to net sales of $69.7 million during the first six months of fiscal 2014.

•	Gross margin increased to 30.8% during the first six months of fiscal 2015, compared to 30.4% from the first six months of fiscal 2014.

•
Selling, general, and administrative expenses increased to $23.8 million, or 34.7% of net sales, for the first six months of fiscal 2015, compared to $20.5 million, or 29.5% of net sales, for the first six months of fiscal 2014.

•	Operating loss during the first six months of fiscal 2015 was $2.7 million, compared to operating income of $0.7 million, or 0.9% of net sales, during the first six months of fiscal 2014.

•
Loss from continuing operations during the first six months of fiscal 2015 was $1.2 million, compared to income from continuing operations of $2.6 million, or $0.18 per diluted common share, during the first six months of fiscal 2014.

•
Income from discontinued operations during the first six months of fiscal 2015 was $0.1 million, or $0.01 per diluted common share, compared to loss from discontinued operations of $0.1 million, during the first six months of fiscal 2014.

•	Net loss during the first six months of fiscal 2015 was $1.1 million, compared to net income of $2.5 million, or $0.17 per diluted common share, during the first six months of fiscal 2014.

CASH DIVIDEND AND SHARE REPURCHASES
The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on February 20, 2015, to common stockholders of record on February 6, 2015.

“Cash and investments at the end of our second quarter were $125.3 million. We used $2.2 million to repurchase 0.2 million shares during the second quarter. As of today, the Company currently has 11.7 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock. With our strong balance sheet, we are committed to returning value to our shareholders,” said Mr. Richardson.

CONFERENCE CALL INFORMATION
On Thursday, January 8, 2015, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company's second quarter results for fiscal 2015. A question and answer session will be included as part of the call's agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 33009289 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on January 8, 2015, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 69945400.

FORWARD-LOOKING STATEMENTS
This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company's business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company's Annual Report on Form 10-K filed on July 25, 2014. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.
Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company's strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.
Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	Unaudited	Audited
	November 29, 2014	May 31, 2014
Assets
Current assets:
Cash and cash equivalents	$89,886	$102,752
Accounts receivable, less allowance of $488 and $581	17,625	18,354
Inventories	37,122	33,869
Prepaid expenses and other assets	1,914	1,089
Deferred income taxes	1,604	1,537
Income tax receivable	—	2,888
Investments—current	23,395	31,732
Discontinued operations—assets	—	18
Total current assets	171,546	192,239
Non-current assets:
Property, plant and equipment, net	8,352	7,223
Other intangibles	790	843
Non-current deferred income taxes	1,570	1,724
Investments—non-current	12,028	1,516
Total non-current assets	22,740	11,306
Total assets	$194,286	$203,545
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$13,523	$12,337
Accrued liabilities	7,862	9,220
Discontinued operations—liabilities	—	7
Total current liabilities	21,385	21,564
Non-current liabilities:
Long-term income tax liabilities	5,572	5,691
Other non-current liabilities	1,174	1,315
Discontinued operations—non-current liabilities	—	130
Total non-current liabilities	6,746	7,136
Total liabilities	28,131	28,700
Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 11,667 shares at November 29, 2014, and 11,835 shares at May 31, 2014	583	592
Class B common stock, convertible, $0.05 par value; issued 2,141 shares at November 29, 2014 and 2,191 shares at May 31, 2014	107	110
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in capital	64,228	66,141
Common stock in treasury, at cost, 6 shares at November 29, 2014, and 1 share at May 31, 2014	(57)	(14)
Retained earnings	95,174	97,959
Accumulated other comprehensive income	6,120	10,057
Total stockholders’ equity	166,155	174,845
Total liabilities and stockholders’ equity	$194,286	$203,545

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Comprehensive Income (Loss)
(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	November 29, 2014	November 30, 2013	November 29, 2014	November 30, 2013
Net Sales	$33,841	$35,436	$68,540	$69,693
Cost of Sales	23,379	24,429	47,420	48,494
Gross profit	10,462	11,007	21,120	21,199
Selling, general, and administrative expenses	12,621	10,473	23,803	20,542
(Gain) loss on disposal of assets	—	—	9	—
Operating income (loss)	(2,159)	534	(2,692)	657
Other (income) expense:
Investment/interest income	(249)	(255)	(505)	(520)
Foreign exchange (gain) loss	47	(14)	(10)	92
Proceeds from legal settlement	—	—	—	(2,115)
Other, net	(14)	15	(16)	(15)
Total other income	(216)	(254)	(531)	(2,558)
Income (loss) from continuing operations before income taxes	(1,943)	788	(2,161)	3,215
Income tax provision (benefit)	(799)	157	(934)	605
Income (loss) from continuing operations	(1,144)	631	(1,227)	2,610
Income (loss) from discontinued operations, net of tax	87	(107)	87	(118)
Net income (loss)	(1,057)	524	(1,140)	2,492
Foreign currency translation gain (loss), net of tax	(2,993)	1,196	(3,961)	1,621
Fair value adjustments on investments	—	22	25	23
Comprehensive income (loss)	$(4,050)	$1,742	$(5,076)	$4,136
Net income (loss) per Common share - Basic:
Income (loss) from continuing operations	$(0.08)	$0.05	$(0.09)	$0.19
Income (loss) from discontinued operations	0.01	(0.01)	0.01	(0.01)
Total net income (loss) per Common share - Basic	$(0.07)	$0.04	$(0.08)	$0.18
Net income (loss) per Class B common share - Basic:
Income (loss) from continuing operations	$(0.07)	$0.04	$(0.08)	$0.17
Income (loss) from discontinued operations	0.01	(0.01)	0.01	(0.01)
Total net income (loss) per Class B common share - Basic	$(0.06)	$0.03	$(0.07)	$0.16
Net income (loss) per Common share - Diluted:
Income (loss) from continuing operations	$(0.08)	$0.04	$(0.09)	$0.18
Income (loss) from discontinued operations	0.01	(0.01)	0.01	(0.01)
Total net income (loss) per Common share - Diluted	$(0.07)	$0.03	$(0.08)	$0.17
Net income (loss) per Class B common share - Diluted:
Income (loss) from continuing operations	$(0.07)	$0.04	$(0.08)	$0.17
Income (loss) from discontinued operations	0.01	(0.01)	0.01	(0.01)
Total net income (loss) per Class B common share - Diluted	$(0.06)	$0.03	$(0.07)	$0.16
Weighted average number of shares:
Common shares - Basic	11,770	11,871	11,797	11,997
Class B common shares - Basic	2,141	2,191	2,161	2,309
Common shares - Diluted	11,770	14,185	11,797	14,433
Class B common shares - Diluted	2,141	2,191	2,161	2,309
Dividends per common share	$0.060	$0.060	$0.120	$0.120
Dividends per Class B common share	$0.054	$0.054	$0.108	$0.108

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended		Six Months Ended
	November 29, 2014	November 30, 2013	November 29, 2014	November 30, 2013
Operating activities:
Net income (loss)	(1,057)	524	(1,140)	2,492
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	443	273	809	521
Gain on sale of investments	(6)	(12)	(9)	(19)
(Gain) loss on disposal of assets	(26)	—	(26)	—
Share-based compensation expense	266	270	386	384
Deferred income taxes	(88)	(108)	(167)	(167)
Change in assets and liabilities, net of effect of acquired businesses:
Accounts receivable	78	(508)	(294)	(1,726)
Income tax receivable	580	357	2,888	3,108
Inventories	(2,151)	310	(4,261)	(140)
Prepaid expenses and other assets	(1,038)	(430)	(903)	(274)
Accounts payable	1,388	317	1,489	(2,230)
Accrued liabilities	(439)	(565)	(1,101)	(2,455)
Long-term income tax liabilities	—	(235)	—	(477)
Other	42	56	(7)	47
Net cash provided by (used in) operating activities	(2,008)	249	(2,336)	(936)
Investing activities:
Cash consideration paid for acquired businesses	—	—	—	(973)
Capital expenditures	(1,102)	(540)	(1,936)	(981)
Proceeds from maturity of investments	725	14,044	31,207	54,532
Purchases of investments	(981)	(11,458)	(33,343)	(51,552)
Proceeds from sales of available-for-sale securities	37	20	74	76
Purchases of available-for-sale securities	(37)	(20)	(74)	(76)
Other	(2)	22	(30)	91
Net cash provided by (used in) investing activities	(1,360)	2,068	(4,102)	1,117
Financing activities:
Repurchase of common stock	(2,151)	(2,025)	(2,640)	(8,725)
Proceeds from issuance of common stock	130	100	288	171
Cash dividends paid	(817)	(828)	(1,645)	(1,685)
Other	(4)	—	(2)	1
Net cash used in financing activities	(2,842)	(2,753)	(3,999)	(10,238)
Effect of exchange rate changes on cash and cash equivalents	(1,988)	552	(2,429)	701
Increase/ (decrease) in cash and cash equivalents	(8,198)	116	(12,866)	(9,356)
Cash and cash equivalents at beginning of period	98,084	92,530	102,752	102,002
Cash and cash equivalents at end of period	$89,886	$92,646	$89,886	$92,646

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the Second Quarter and First Six Months of Fiscal 2015 and Fiscal 2014
(in thousands)

By Strategic Business Segment:

Net Sales	QTD		QTD
	FY 2015		FY 2014	% Change
EDG	$26,787		$26,163	2.4%
Canvys	5,906		7,591	(22.2)%
Healthcare	$1,148		$1,682	(31.7)%
Total	$33,841		$35,436	(4.5)%

	YTD		YTD
	FY 2015		FY 2014	% Change
EDG	$54,225		$51,642	5.0%
Canvys	11,874		15,037	(21.0)%
Healthcare	$2,441		$3,014	(19.0)%
Total	$68,540		$69,693	(1.7)%

Gross Profit	QTD		QTD
	FY 2015	% of Net Sales	FY 2014	% of Net Sales
EDG	$8,537	31.9%	$8,507	32.5%
Canvys	1,653	28.0%	2,053	27.0%
Healthcare	$272	23.7%	$447	26.6%
Total	$10,462	30.9%	$11,007	31.1%

	YTD		YTD
	FY 2015	% of Net Sales	FY 2014	% of Net Sales
EDG	$17,223	31.8%	$16,366	31.7%
Canvys	3,309	27.9%	4,025	26.8%
Healthcare	$588	24.1%	$808	26.8%
Total	$21,120	30.8%	$21,199	30.4%